SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
          UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           LASALLE RE HOLDINGS LIMITED
                            (Name of Subject Company)


                           LASALLE RE HOLDINGS LIMITED
                        (Name of Person Filing Statement)


               SERIES A PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  BMG5383Q1197
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



                                MICHAEL MORRISON
                                  JOHN WARDROP
                          JOINT PROVISIONAL LIQUIDATORS
                           LASALLE RE HOLDINGS LIMITED
                                   CROWN HOUSE
                               4 PAR-LA-VILLE ROAD
                                 HAMILTON HM 08
                                     BERMUDA
                                 (441) 295-5063
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    on Behalf of the Person Filing Statement)



Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [_]

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                                INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to an offer (the "Offer") by LaSalle Cover Company, LLC, a Delaware limited liability company (the "Offeror"), to purchase up to 1,500,000 Series A Preferred Shares, par value $1.00 per share, of LaSalle Re Holdings Limited, a Bermuda corporation (the "Company" or "Holdings"), at a purchase price of $1.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which were filed by the Offeror with the U.S. Securities and Exchange Commission (the "SEC") on a tender offer statement on Schedule TO, including exhibits thereto (the "Schedule TO"), on December 23, 2004.

ITEM 1.         SUBJECT COMPANY INFORMATION.

                (a) Name and address. The name of the subject company is LaSalle Re Holdings Limited, a Bermuda corporation. The Company's principal executive offices are located at Crown House, 4 Par-la-Ville Road, Hamilton HM 08, Bermuda, being the offices in Bermuda of one of its joint provisional liquidators. The telephone number is (441) 295-5063.

                (b) Securities. This Statement relates to the Company's Series A Preferred Stock, of which there were 3,000,000 shares issued and outstanding as of January 14, 2005.

ITEM 2.         IDENTITY AND BACKGROUND OF FILING PERSON.

                (a) Name and address. The filing person is the subject company. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company is subject to winding-up (liquidation) proceedings in the Supreme Court of Bermuda ("Bermuda Court") in which joint provisional liquidators have been appointed (the "provisional liquidation"). Accordingly, the Company is acting by, and under the control of, its joint provisional liquidators, Michael Morrison, a managing director of KPMG Financial Advisory Services Ltd in Bermuda, and John Wardrop, a partner of KPMG LLP in England ("the Joint Provisional Liquidators").

                (d) Tender offer. This Statement relates to the Offer by the Offeror to purchase up to 1,500,000 Series A Preferred Shares, par value $1.00 per share, of the Company, at a purchase price of $1.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which were filed by the Offeror with the SEC on Schedule TO on December 23, 2004.

                The Schedule TO states that the principal office of the Offeror is located at 68 Harvard Street, Brookline, MA 02445, United States. Its telephone number is (617) 264-2884. The Schedule TO further states that the Offeror's members are Costa Brava Partnership III, LP, a Delaware limited partnership with its address at 68 Harvard Street, Brookline, Massachusetts 02445 and White Bay Capital Management LLC, a Delaware limited liability company with its address at 100 Park Avenue, 16th Floor, New York, New York 10017. The general partner of Costa Brava Partnership III, LP is Roark, Reardon & Hamot, Inc., a Delaware corporation whose sole shareholder is Seth W. Hamot. Andrew R. Siegel is the sole member and manager of White Bay Capital Management LLC.

ITEM 3.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                (d) Conflicts of interest. To the knowledge of the Joint Provisional Liquidators, as the present representatives of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and the Company's Joint Provisional Liquidators, executive officers, directors or affiliates or the Offeror, its executive officers, directors or affiliates, on the other hand. (At present, the Company has neither a board of directors nor executive officers; rather the Company remains in provisional liquidation subject to the control of the Joint Provisional Liquidators.)

ITEM 4.         THE SOLICITATION OR RECOMMENDATION.

                (a) Solicitation or recommendation. The Joint Provisional Liquidators, on behalf of the Company, are unable to take a position with respect to the tender offer by the Offeror, the terms of which are set forth in the Offer to Purchase and related Transmittal Letter.

                (b) Reasons. The specific powers of the Joint Provisional Liquidators are set forth in an order of the Bermuda Court dated November 19, 2004, which is attached as Exhibit A to the Schedule TO (the "November Order"). The Joint Provisional Liquidators are charged with ascertaining, collecting, and maintaining the assets of the Company. The Joint Provisional Liquidators are not charged under the November Order or otherwise under Bermuda Law with taking a position on any given third party tender offer, by the Offeror or otherwise, for equity securities issued by the Company. In addition, the Company does not possess sufficient assets for the Joint Provisional Liquidators to fund an adequate investigation of the financial underpinnings of, or rationale for, the Offer. Given those constraints, although the Joint Provisional Liquidators have no information to cause them to disagree with the statement in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 that "it is unlikely that any of the holders of (Shares) will receive any return on their investment in the near term, if at all," the Joint Provisional Liquidators have not conducted an analysis to determine if that statement remains accurate.

                (c) Intent to tender. To the knowledge of the Joint Provisional Liquidators, as the present representatives of the Company, as of the date of this Statement, no Joint Provisional Liquidator, executive officer, director, affiliate or subsidiary of the Company currently intends to tender in the Offer Series A Preferred Shares that they may own of record or beneficially. (At present, the Company has neither a board of directors nor executive officers; rather the Company remains in provisional liquidation subject to the control of the Joint Provisional Liquidators.)

ITEM 5.         PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                (a) Solicitations or recommendations. The Company has not employed, retained or is to compensate any person to make solicitations or recommendations in connection with the Offer.

ITEM 6.         INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                (b) Securities transactions. No transactions in Series A Preferred Shares have been effected during the past 60 days by the Company or the Joint Provisional Liquidators, or, to knowledge of the Joint Provisional Liquidators, any executive officer, director, affiliate or subsidiary of the Company. (At present, the Company has neither a board of directors nor executive officers; rather the

                Company remains in provisional liquidation subject to the control of the Joint Provisional Liquidators.)

ITEM 7.         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                (d) Subject company negotiations. Other than as discussed herein, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. There are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

                The Company is subject to liquidation proceedings, being the provisional liquidation referred to above. The provisional liquidation was commenced on August 20, 2003, when the Company presented its own winding-up petition in the Bermuda Court and applied for the appointment of the Joint Provisional Liquidators. On the same day, the Company's parent company, Trenwick Group Ltd ("TGL"), also commenced liquidation proceedings and the Joint Provisional Liquidators were also appointed in respect of TGL. The Company and TGL were subject to the provisional liquidation in parallel with proceedings under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 proceedings"). The debtor companies in the Chapter 11 proceedings were the Company, TGL and Trenwick America Corporation (together, the "Trenwick Debtors"). (Trenwick America Corporation is the Delaware holding company through which the U.S. insurance business of the group of companies of which TGL is the ultimate holding company ("the Trenwick Group") is conducted.)

                The Trenwick Debtors' financial condition had deteriorated rapidly in the years preceding the filings, largely as a result of significant adverse loss reserve developments at their operating insurance subsidiaries that prevented further dividend payments to the Trenwick Debtors. The Trenwick Debtors began the parallel proceedings to enable the Trenwick Group to endeavor to effect a restructuring. The Bermuda Court appointed the Joint Provisional Liquidators for the Company and TGL to perform an oversight role, while the Boards of Directors of the Company and TGL remained in control of their business and affairs and sought to achieve the restructuring.

                In the first few months, the efforts toward the restructuring included the sale of certain operations of the Trenwick Debtors. Thereafter, the Chapter 11 proceedings eventually resulted in a plan of reorganization for Trenwick America Corporation (the "Plan"), but not for the Company or TGL. The United States Bankruptcy Court confirmed the Plan on October 27, 2004. On that same date, the court also dismissed the Chapter 11 proceedings against the Company and TGL, conditional upon the grant of an order of the Bermuda Court extending the powers of the Joint Provisional Liquidators. The Bermuda Court entered that order on November 19, 2004, being the order which is attached as Exhibit A to the Schedule TO. The November 19 order had the effect of terminating the power of the directors and extending the Joint Provisional Liquidators' powers from that of oversight of the restructuring to full powers of control of the Company and TGL, for the purpose of ascertaining, collecting and preserving of the assets of the Company and TGL. The November 19 order did not commence the liquidation of the assets of the Company.

                Although the Chapter 11 proceedings against the Company and TGL have been dismissed, the provisional liquidation is being continued, with the agreement of the Bermuda Court, until the Plan has reached its effective date to ensure the preservation of certain tax losses within the Trenwick Group; the Bermuda Court, however, must remain satisfied that it is within the interests of the creditors for the provisional liquidation to continue. Once the Plan has reached its effective date, the Bermuda Court should enter a winding-up order against the Company and appoint one or more liquidators (who may be the Joint Provisional Liquidators); the function of the liquidators of the Company will be to realize the assets of the Company and ultimately to distribute the assets of the Company to its creditors and equity security holders.

                In addition, the Joint Provisional Liquidators are aware of interest by certain third parties in purchasing LaSalle Re Ltd., a direct subsidiary of the Company. If and where appropriate, the Joint Provisional Liquidators may from time to time in the ordinary course of their duties conduct meetings with, or otherwise respond to the efforts of, those third parties.

ITEM 8.         ADDITIONAL INFORMATION.

                (b) Other material information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.         EXHIBITS.

                (a)(1)(A) Offer to Purchase, dated December 23, 2004*
                (a)(1)(B) Form of Letter of Transmittal*
                (a)(1)(C) Form of Notice of Guaranteed Delivery*
                (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust
                          Companies and other Nominees*
                (a)(1)(E) Form of Letter to Clients*
                (a)(1)(F) Guidelines for certifications of Taxpayer
                          Identification Number on Substitute Form W-9*
                (a)(1)(G) Press Release issued by LaSalle Cover Company, LLC on December 23, 2004*
                (a)(1)(H) Letter to Shareholders, dated December 23, 2004*
                (a)(2)    Solicitation or recommendation
                (a)(3)    None.
                (a)(4)    None.
                (a)(5)    None.
                (e)       None.
                (g)       None.


* Incorporated by reference to the Schedule TO filed on December 23, 2004.

                               SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           By: /s/ Michael Morrison
                                               -------------------------------
                                           Name:  Michael Morrison
                                           Title: Joint Provisional Liquidator



                                           By: /s/ John Wardrop
                                               -------------------------------
                                           Name:  John Wardrop
                                           Title: Joint Provisional Liquidator

                                                                  EXHIBIT (A)(2)
                                                                  --------------


                  (Hamilton, Bermuda) - LaSalle Re Holdings Limited today responded to the Tender Offer made on December 23, 2004 from LaSalle Cover Company, LLC to purchase up to 1,500,000 Series A Preferred Shares, par value $1.00 per share of LaSalle Re Holdings Limited at a purchase price of $1.00 per share. LaSalle Re Holdings Limited is subject to winding-up (liquidation) proceedings in the Supreme Court of Bermuda in which joint provisional liquidators have been appointed. Accordingly, the Company is acting by, and under the control of, its joint provisional liquidators, Michael Morrison, a managing director of KPMG Financial Advisory Services Ltd in Bermuda, and John Wardrop, a partner of KPMG LLP in England.

                  The Joint Provisional Liquidators, on behalf of LaSalle Re Holdings Limited, made their response to LaSalle Cover Company, LLC as follows:
"The Joint Provisional Liquidators, on behalf of the Company, are unable to take a position with respect to the tender offer by the Offeror . . . ." The Joint
Provisional Liquidators are unable to take a position regarding the Tender Offer for the following reasons:

                           The specific powers of the Joint Provisional
                  Liquidators are set forth in an order of the Bermuda Court dated November 19, 2004, which is attached as Exhibit A to the Schedule TO. The Joint Provisional Liquidators are charged with ascertaining, collecting, and maintaining the assets of the Company. The Joint Provisional Liquidators are not charged under the November Order or otherwise under Bermuda Law with taking a position on any given third party tender offer, by the Offeror or otherwise, for equity securities issued by the Company. In addition, the Company does not possess sufficient assets for the Joint Provisional Liquidators to fund an adequate investigation of the financial underpinnings of, or rationale for, the Offer. Given those constraints, although the Joint Provisional Liquidators have no information to disagree with the statement in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 that "it is unlikely that any of the holders of (Shares) will receive any return on their investment in the near term, if at all," the Joint Provisional Liquidators have not conducted an analysis to determine if that statement remains accurate.

                  This release includes certain forward-looking information that is based on assumptions made by and data currently available to the Joint Provisional Liquidators. This information which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in LaSalle Re Holdings Limited's documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements. Neither LaSalle Re Holdings Limited nor the Joint Provisional Liquidators undertakes any obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized.